UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced that on September 30, 2016 it informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that CEMEX, together with Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”), filed with the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores) (“CNBV”) a request for, among other things, approval so that CEMEX can make a secondary public offering of the 23% share capital that CEMEX directly owns in GCC. Subject to obtaining the corresponding approval from the CNBV, CEMEX has the intention to, in a secondary public offering to investors in Mexico and in a concurrent private placement to eligible investors outside of Mexico, offer its 23% interest in GCC’s capital stock. The filing of the request for approval with the CNBV is a step in one of the alternatives CEMEX is exploring in the context of CEMEX’s previously announced asset divestiture plan.

This report does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: September 30, 2016	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller